[LETTERHEAD OF SHANDA GAMES LIMITED]

October 3, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn:	Patrick Gilmore, Accounting Branch Chief David Edgar, Staff Accountant

Re:	Shanda Games Limited Form 20-F for the Fiscal Year Ended December 31, 2010 Filed May 25, 2011 File No. 001-34454

Dear Mr. Gilmore and Mr. Edgar:

Shanda Games Limited (the “Company”) acknowledges receipt of a comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated September 29, 2011 with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2010.

The Company respectfully informs the Staff that its offices in China will be closed during the public holidays from October 1, 2011 to October 7, 2011, in observance of the National Day of the PRC.  In addition, given the nature of the comments, the Company would need additional time to thoroughly review and analyze the comments and gather the necessary information to provide a comprehensive response.  Accordingly, the Company regrettably will not be in a position to respond to the Staff’s comments within ten business days, as requested by the Staff.  The Company therefore respectfully requests an extension of the due date of its response and expects to be in a position to respond to the Staff’s comments by October 31, 2011.

The Company appreciates the Staff’s understanding and accommodation in this regard. Should you have any questions or concerns, please do not hesitate to contact me by email at richardwei@shandagames.com, or James C. Lin of Davis Polk & Wardwell LLP by telephone at (852) 2533-3368, by fax at (852) 2533-1768 or by email at james.lin@davispolk.com.

Sincerely,

/s/ Richard Wei
Richard Wei
Chief Financial Officer

cc:     James C. Lin, Davis Polk & Wardwell LLP